Exhibit 99.1

Brookfield Real Estate Opportunity Group Closes on Acquisition
of 3.6 Million Square Foot Commercial Portfolio in the United States

TORONTO, September 26, 2007– Brookfield Asset Management Inc. (NYSE/TSX: BAM)  (“Brookfield”) announced today its Opportunistic Real Estate Investments Group has acquired from affiliates of JPMorgan Chase & Co. (NYSE:JPM), a 3.6 million square foot portfolio of commercial properties in the U.S. for $300 million.

The portfolio is comprised of 52 properties and banking centers located in 14 states which include New York, Phoenix, Dallas, Houston and Chicago. This geographically diverse portfolio includes recognized properties such as:

•	Chicago– The Elgin Card Services Building in suburban Chicago with 514,000 square feet;

•	Phoenix– Three buildings including Sky Harbour Operations Center and two contiguous buildings in downtown Tempe at 100 and 150 University Drive;

•	New York– Four office buildings totalling 600,000 square feet on Long Island, and in Brooklyn.

As part of its continuing operations, JP Morgan Chase Bank, N.A. has signed long-term lease back agreements for significant portions of the space.

“The acquisition of this unique portfolio builds on the 5.3 million square feet portfolio of commercial properties we acquired from JPMorgan Chase last year.  Our long-term lease back agreement with JPMorgan Chase as our major tenant ensures a stable cash flow stream. In addition, we believe we are well positioned to create value by proactively asset managing the portfolio, repositioning underutilized space and maximizing revenue through lease-ups and managing expenses,” commented David Arthur, Managing Partner, Opportunistic Real Estate Investments, Brookfield.

A total of $245 million of financing was placed on the portfolio, consistent with the business plan for the properties.

Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over US$75 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield 's website at www.brookfield.com .

For more information, please visit our web site at www.brookfield.com or contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
(416) 956-5189
dcouture@brookfield.com

Note: This press release contains forward-looking information including “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “believe” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although the Fund believes that the anticipated future results, performance or achievements of the Fund expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of financing; and other risks and factors described from time to time in the documents filed by Brookfield Asset Management with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” Neither the Fund nor Brookfield undertake any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

2